SECURI )N

09058725

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 066991

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/08__ AND ENDING __12/31/08__

       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wentworth Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__2001 North B Street__

       (No. and Street)

__Fairfield, IA 52556__

 (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__John R Nelson__   __641-472-4773__

              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Balmer Nelson Van Mersbergen__

      (Name – *if individual, state last, first, middle name*)

__504 North 4th Street, Suite 302__   __Fairfield, IA 52556__

 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Mitchell J Posner__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wentworth Securities, Inc.__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____   _____

_____   _____

_____   _____

Signature

__President__

Title

Marcia Gaines

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Balmer Nelson VanMersbergen

Independent Auditor's Report

Wentworth Securities, Inc.
Fairfield, Iowa 52556

We have audited the accompanying statement of financial condition of Wentworth Securities, Inc. as of December 31, 2008 and the related statement of income, changes in financial condition, changes in stockholders' equity, changes in liabilities, subordinated to claims of creditors, and computation of net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. Our audit also included a review of the procedures followed for safeguarding securities. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Wentworth Securities, Inc., as of December 31, 2008 in conformity with accepted accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The statement of the computation of net capital, statement of computation of net capital requirement, and statement of changes in liabilities subordinated to claims of General Creditors are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balmer Nelson Van Mersbergen
Certified Public Accountants
Fairfield, IA 52556

February 26, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
SEC   Washington, D.C. 20549
Mail Processing
Section

FEB 27 2009

Washington, DC
101

Form X-17A-5   FOCUS REPORT

PART IIA [12]

(Financial and Operational Combined Uniform Single Report)

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]
4) Special request by designated examining authority [19]   5) Other [X 26]

NAME OF BROKER-DEALER

Wentworth Securities, Inc. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2001 North B Street [20]

(No. and Street)

Fairfield [21]   **IA** [22]   **52556** [23]

(City)   (State)   (Zip Code)

SEC FILE NO.

8-066991 [14]

FIRM I.D. NO.

136270 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/08 [24]

AND ENDING (MM/DD/YY)

12/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R Nelson [30]

(Area Code) — Telephone No.

641-472-4773 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

_____	[32]	_____	[33]
_____	[34]	_____	[35]
_____	[36]	_____	[37]
_____	[38]	_____	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [40] NO [x 41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X 42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the **26th** day of **February** 20 **09**
Manual signatures of:

1) _____
    Principal Executive Officer or Managing Partner
2) _____
    Principal Financial Officer or Partner
3) _____
    Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Balmer Nelson Van Mersbergen

| 70 |

ADDRESS

504 N 4th Street, #302 | 71 | **Fairfield** | 72 | **IA** | 73 | **52556** | 74 |

Number and Street   City   State   Zip Code

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | Wentworth Securities, Inc. | N 3 | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/08 [99]

SEC FILE NO. 8-066991 [98]

Consolidated [198]

Unconsolidated [199]

		Allowable		Non-Allowable		Total	
1.	Cash	$138,816	200			$ 138,816	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivable from non-customers		355		600		830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $ [130]						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
	A. Exempted securities $ [150]		460		630		880
	B. Other securities $ [160]						
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $ [170]						
	B. Other securities $ [180]						
8.	Memberships in exchanges:						
	A. Owned, at market $ [190]						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535	3,166	735	3,166	930
12.	TOTAL ASSETS	$138,816	540	$ 3,166	740	$ 141,982	940

See Accompanying Notes to Financial Statements.

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Wentworth Securities, Inc.	as of 12/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities

	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▾13 $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	▾10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	21,921 [1205]	[1385]	21,921 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▾12	[1390] ▾14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▾9 $ [970]			
2. includes equity subordination (15c3-1(d)) of ... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 21,921 [1230]	$ [1450]	$ 21,921 [1760]

Ownership Equity

21. Sole Proprietorship	▾15 $	[1770]
22. Partnership (limited partners) ▾11 ($ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	1,000	[1792]
C. Additional paid-in capital	80,528	[1793]
D. Retained earnings	38,533	[1794]
E. Total	120,061	[1795]
F. Less capital stock in treasury	▾16 (	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 120,061	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 141,982	[1810]

OMIT PENNIES

See Accompanying Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Wentworth Securities, Inc.	as of	12/31/08

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 120,061		3480
2.	Deduct ownership equity not allowable for Net Capital	19 ( )		3490
3.	Total ownership equity qualified for Net Capital	120,061		3500
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
	B. Other (deductions) or allowable credits (List)			3525
5.	Total capital and allowable subordinated liabilities	$ 120,061		3530
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) ... 17 $ 3,166 [3540]			
	B. Secured demand note delinquency ... [3590]			
	C. Commodity futures contracts and spot commodities – proprietary capital charges ... [3600]			
	D. Other deductions and/or charges ... [3610]	(3,166)		3620
7.	Other additions and/or allowable credits (List)			3630
8.	Net capital before haircuts on securities positions	20 $ 116,895		3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments ... $ [3660]			
	B. Subordinated securities borrowings ... [3670]			
	C. Trading and investment securities:			
	1. Exempted securities ... 18 [3735]			
	2. Debt securities ... [3733]			
	3. Options ... [3730]			
	4. Other securities ... [3734]			
	D. Undue Concentration ... [3650]			
	E. Other (List) ... [3736]	( )		3740
10.	Net Capital	$ 116,895		3750

OMIT PENNIES

See Accompanying Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | Wentworth Securities, Inc. | as of 12/31/08 |

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 1,461	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 111,895	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 114,702	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ 21,921	3790
17. Add:		
A. Drafts for immediate credit ......21 $		3800
B. Market value of securities borrowed for which no equivalent value is paid or credited $		3810
C. Other unrecorded amounts (List) $		3820
18. Total aggregate indebtedness	$ 21,921	3830
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	% 19	3840 / 3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Accompanying Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Wentworth Securities, Inc.

For the period (MMDDYY) from₂₄ 1/1/08 |8932| to 12/31/08 |3933|
Number of months included in this statement ___12___ |3931|

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ |3935|
   b. Commissions on listed option transactions .... ₂₅ _____ |3938|
   c. All other securities commissions .... _____ |3939|
   d. Total securities commissions .... _____ |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ |3945|
   b. From all other trading .... _____ |3949|
   c. Total gain (loss) .... _____ |3950|
3. Gains or losses on firm securities investment accounts .... _____ |3952|
4. Profit (loss) from underwriting and selling groups .... ₂₆ _____ |3955|
5. Revenue from sale of investment company shares .... _____ |3970|
6. Commodities revenue .... _____ |3990|
7. Fees for account supervision, investment advisory and administrative services .... _____ |3975|
8. Other revenue .... 636,353 |3995|
9. Total revenue .... $ 636,353 |4030|

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ |4120|
11. Other employee compensation and benefits .... _____ |4115|
12. Commissions paid to other broker-dealers .... _____ |4140|
13. Interest expense .... _____ |4075|
    a. Includes interest on accounts subject to subordination agreements .... _____ |4070|
14. Regulatory fees and expenses .... _____ |4195|
15. Other expenses .... _____ |4100|
16. Total expenses .... $ 570,216 |4200|

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 66,137 |4210|
18. Provision for Federal income taxes (for parent only) .... ₂₈ _____ |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ |4222|
    a. After Federal income taxes of .... |4338|
20. Extraordinary gains (losses) .... _____ |4224|
    a. After Federal income taxes of .... |4239|
21. Cumulative effect of changes in accounting principles .... _____ |4225|
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 66,137 |4230|

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ (13,994) |4211|

See Accompanying Notes to Fainancial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Wentworth Securities, Inc.

For the period (MMDDYY) from 1/1/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 82,596 | 4240 |
   A. Net income (loss) .... 66,137 | 4250 |
   B. Additions (Includes non-conforming capital of .... $ [4262]) 11,328 | 4260 |
   C. Deductions (Includes non-conforming capital of .... $ [4272]) 40,000 | 4270 |

2. Balance, end of period (From item 1800) .... $ 120,061 | 4290 |

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ 0 | 4300 |
   A. Increases .... | 4310 |
   B. Decreases .... | 4320 |

4. Balance, end of period (From item 3520) .... $ 0 | 4330 |

OMIT PENNIES

See Accompanying Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Wentworth Securities, Inc.	as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... |4550|

   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... X |4560|

   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.

      Name of clearing firm $_{30}$ _____ |4335| _____ |4570|

   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... |4580|

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$_____ |4600|	|4601|	|4602|	|4603|	|4604|	|4605|
$_{32}$_____ |4610|	|4611|	|4612|	|4613|	|4614|	|4615|
$_{33}$_____ |4620|	|4621|	|4622|	|4623|	|4624|	|4625|
$_{34}$_____ |4630|	|4631|	|4632|	|4633|	|4634|	|4635|
$_{35}$_____ |4640|	|4641|	|4642|	|4643|	|4644|	|4645|

Total $ $_{36}$ 0 |4699|

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See Accompanying Notes to Financial Statements.

Wentworth Securities, Inc   File Number 8-066991
Date   31-Dec-08

Statement of Income

Line 15 (Item #4100) – Other expenses:

Bank Charges	$	434
Consulting		347,000
Dues and Subscriptions		99
Insurance		1,365
License and Permits		4,581
Professional Fees		118,075
Rents		4,779
Travel		93,883
Total other expenses	$	570,216

Wentworth Securities, Inc.
Statement of Changes in Financial Condition
Year Ended December 31, 2008

Cash flows from operating activities:

Net income	$ 66,137
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Net (increase) decrease in receivables and prepaids	(2,140)
Net increase in payables and accrued expenses	7,261
Net cash used by operating activities	71,258

Cash flows from financing activities:

Capital contributions	11,328
Capital distributions	(40,000)
Net cash provided by financing activities	(28,672)
Net increase (decrease) in cash	42,586
Cash at beginning of period	96,230
Cash at end of period	$ 138,816

Supplemental disclosures of cash flow information:

Interest paid	$ -
Income tax paid	$ -

See Accompanying Notes to Financial Statements

No reconciliation of the computation of net capital under Sec.240.15c3-1 or computation for determination of the reserve requirements under Exhibit A of Sec.240.15c3-3 between the most recent un-audited Part IIA submitted and this audit report has been included, as no material differences exist.

Note 1 - Summary of Significant Accounting Policies:

Nature of operations - Wentworth Securities, Inc was formed as an Iowa Corporation on December 8, 2004, and was approved to conduct business as a broker dealer by the NASD on January 25, 2006.

Accounting method - The Corporation prepares its financial statements using the accrual method of accounting.

Income taxes – The Company has elected to have its income taxed under Section 1372 of the Internal Revenue Code. This section provides that; in lieu of corporate income taxes, the corporation's shareholders are taxed on their proportionate share of the company's taxable income.

Estimates – The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Common Stock

The company has authorized 1000 shares of no par common stock, all of which has been issued, and is outstanding.

Note 3 – Related Party Transactions

The Company has entered into an expense sharing agreement with another company which shares common ownership with Wentworth Securities, Inc. Under this agreement, the sister company agrees to pay certain expenses incurred by Wentworth Securities, Inc. For the calendar year 2008, the sister company paid $3,357 of expenses for Wentworth Securities, Inc. and that amount has been reported in these financial statements as expense and accounts payable. This twelve month agreement may be renewed annually. At December 31, 2008, Wentworth Securities, Inc. owed related parties $6,421.

The Company also paid $62,000 in consulting fees to a corporation owned by the majority shareholder.

Wentworth Securities, Inc.
Financial Statements
For the Year Ended
December 31, 2008